March 31, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Jason Drory

Re:	Sandbridge Acquisition Corporation Registration Statement on Form S-4 Submitted February 16, 2021 File No. 001-39516

Ladies and Gentlemen:

On behalf of Sandbridge Acquisition Corporation (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated March 15, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing the Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Registration Statement on Form S-4

Market and Industry Data, page ii

1.
Please revise the section titled Market and Industry Data to clearly state that you are liable for the information included in your registration statement. Please also remove the statements that “Sandbridge cannot assure you of the accuracy and completeness of such information” and “you should be aware that any such market, industry and other similar data may not be reliable.”

Response to Comment 1:

The Company advises the Staff that it has revised page ii of the Registration Statement in response to the Staff’s Comment 1.

Questions and Answers for Stockholders of Sandbridge

Q: May our Sponsor and the other initial stockholders purchase public shares or warrants prior to the Special Meeting?, page vii

2.	Disclose how you will notify securityholders of the entry into any such arrangements referenced herein.

Response to Comment 2:

The Company advises the Staff that it has revised page s vii and viii of the Registration Statement in response to the Staff’s Comment 2.

 Q: What is Owlet?, page viii

3.
We note your disclosure here and throughout the registration statement that Owlet “designs and sells products and services that empower parents with technology and data to proactively monitor the health and wellness of their children from conception to kindergarten.” However, we also note that your Owlet Smart Sock “fits babies 0 to 18 months” according to Owlet’s website and your “Smart Sock Plus” appears to still be in development. Please revise your statement to clarify the current age groups your products are able to monitor or otherwise advise.

Response to Comment 3:

The Company advises the Staff that the Registration Statement has been revised in response to the Staff’s Comment 3, including on pages viii , 167 and 168.

Structure of Business Combination, page 14

4.	To facilitate understanding, please include an organizational chart depicting the organizational structure of the entities involved both before and after the consummation of the transactions.

Response to Comment 4:

The Company advises the Staff that an organizational chart depicting the organizational structure of the entities involved both before and after the consummation of the transactions has been added beginning at page 15 of the Registration Statement in response to the Staff’s Comment 4.

 Conditions to the Completion of the Business Combination, page 17

5.
Please amend your disclosure to identify each condition that is subject to being waived. Please make conforming changes to your Conditions to Closing of the Business Combination discussion beginning on page 103.

Response to Comment 5:

The Company advises the Staff that it has revised pages xii, 19 and 108-110 of the Registration Statement in response to the Staff’s Comment 5.

Interests of Sandbridge’s Directors and Officers in the Business Combination, page 19

6.
We note that founder shares were transferred to your “independent directors.” In addition, to disclosing the transfer please include additional disclosure here and on page 94 explaining that Mr. Toubassy, Mr. De Sole and Mr. Goss are your independent directors and that they may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate your initial business combinations vis-a-vis their receipt of founder shares.

Response to Comment 6:

The Company advises the Staff that it has revised the disclosures on pages 22, 23, 98, 105, 128, 132, 133 and 145 of the Registration Statement in response the Staff’s Comment 6.

Interests of Sandbridge’s Directors and Officers in the Business Combination, page 19

7.	Please quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.

Response to Comment 7:

The Company advises the Staff that pages 22 and 23 of the Registration Statement have been revised to address the Staff’s Comment 7. None of the Sponsor, the Company’s executive officers or directors, or any of their respective affiliates, has incurred any out-of-pocket expenses. All expenses related to identifying, investigating, negotiating and completing an initial business combination were paid directly by Sandbridge in the ordinary course of business.

Comparative Per Share Data, page 28

8.	Please also provide the equivalent pro forma per share data required by Item 3(f) of Part I.A. of the Form S-4 in addition to pro forma per share information.

Response to Comment 8:

The Company advises the Staff that pages 31 and 32 of the Registration Statement have been revised in response to the Staff’s Comment 8.

Background of the Business Combination, page 89

9.
We note your disclosure throughout this section that, “Sandbridge and its advisors continued to review documents provided in a virtual data room opened by Owlet” and “Sandbridge Board met with its advisors to discuss the proposed business combination with Owlet.” Please revise your disclosure to clarify and clearly describe the specific “advisors” who participated in each meeting or discussion. In addition, please disclose the “third-party consulting firm” you engaged to assist in evaluating Owlet’s addressable market.

Response to Comment 9:

The Company advises the Staff that it has revised the “Background of the Business Combination” beginning on page 93 of the Registration Statement to disclose the specific advisors participating in meetings and discussions in response to the Staff’s Comment 9.  On further consideration, the Company has determined that the disclosure regarding the third-party consulting firm the Company engaged to assist in evaluating Owlet’s addressable market is not material, and as a result, the Company has removed such disclosure.

Background of the Business Combination, page 89

10.
Please revise to clarify how the transaction structure and consideration evolved during the negotiations between the parties, including proposals and counter-proposals made during the course of those negotiations. For example, elaborate how the transaction structure and valuations changed from the November 1, 2020 LOI that included an earnout provision with respect to a portion of the founder shares to the “multiple revised drafts of the LOI” that were traded between Sandbridge and Owlet from November 1, 2020 to November 3, 2020. To the extent the valuation was changed please disclose such change along with the reasons for such change.

Response to Comment 10:

The Company advises the Staff that it has revised the “Background of the Business Combination” beginning on page 93 of the Registration Statement in response to the Staff’s Comment 10.

Background of the Business Combination, page 89

11.
We note that Citigroup is entitled to deferred underwriting commissions upon consummation of your initial business combination for services rendered in connection with your IPO and we note from your IPO registration statement on Form S-1 filed August 24, 2020, that Citigroup agreed to waive their rights to their deferred underwriting commission held in the trust account in the event you do not complete your initial business combination. In addition, we note your disclosure that Citigroup was Sandbridge’s capital markets advisor. Please disclose these facts, where appropriate, throughout your registration statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from Citi’s interest in the consummation of the merger transaction.

Response to Comment 11:

The Company advises the Staff that it has revised page 165 of the Registration Statement in response to the Staff’s Comment 11. Additionally, a risk factor discussing Citigroup’s potential conflict of interest stemming from its financial interest in the consummation of the merger transaction has been added to page 78 of the Registration Statement.

Sandbridge Board’s Reasons for Approval of the Business Combination, page 93

12.	We note your disclosure that there are “certain closing conditions that are not within Sandbridge’s control.” Please revise your disclosure to identify the specific conditions outside of your control.

Response to Comment 12:

The Company advises the Staff that it has revised page 99 of the Registration Statement in response to the Staff’s Comment 12.

Satisfaction of 80% Test, page 97

13.	Please discuss the qualitative and quantitative factor your Board relied upon in greater detail, including Owlet’s competitive positioning.

Response to Comment 13:

The Company advises the Staff that it has revised page 101 of the Registration Statement in response to the Staff’s Comment 13.

Expenses, page 118

14.
We note your disclosure on page 21 that your estimated transaction fees and expenses are $35 million. Please revise your disclosure here to quantify the anticipated expenses in connection with the business combination.

Response to Comment 14:

The Company advises the Staff that pages 24, 103 and 154 of the Registration Statement have been revised in response to the Staff’s Comment 14.

Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 147

15.	We note in adjustment (BB) the references to FF liabilities and PSAC common stock. This adjustment does not appear to relate to Owlet or Sandbridge. Please revise or advise.

Response to Comment 15:

The Company advises the Staff that page 155 of the Registration Statement has been revised in response to the Staff’s Comment 15.

Information Related to Owlet, page 160

16.	Please provide objective support for your statement that you believe there to be a $81 billion market opportunity for your current and pipeline products by 2025.

Response to Comment 16:

The Company advises the Staff that pages 167 and 170 of the Registration Statement have been revised in response to the Staff’s Comment 16.

Connected Ecosystem Pipeline, page 162

17.
Please expand your disclosure to explain what you mean when you state, “dynamic soothing technology.” In addition, please clarify whether any of the technology or features you discuss for your future pipeline actually exists, either in completed form or in a prototype. To the extent it is not developed at all, please revise your disclosure to clearly describe the current status of each of your planned adjacent products.

Response to Comment 17:

The Company advises the Staff that page 169 of the Registration Statement has been revised in response to the Staff’s Comment 17.

Our Market Opportunity, page 163

18.
On page 163 and elsewhere throughout this section, you reference “lifetime value (“LTV”).” Please expand this disclosure to explain how you estimate LTV and explain in greater detail what this term means and how it is calculated

Response to Comment 18:

The Company advises the Staff that page 170 of the Registration Statement has been revised in response to the Staff’s Comment 18.

Our Competitive Advantages, page 164

19.
For all statements regarding industry leadership, please disclose the metric upon which each statement is based. We note, for example, your references to being a “pioneer in the connected nursery” and a “Leading Technology and Brand.”

Response to Comment 19:

The Company advises the Staff that pages 171 and 172 of the Registration Statement have been revised in response to the Staff’s Comment 19.

Our Growth Strategies, page 164

20.
Please identify the third-party who conducted the survey of 306 parents. In addition, please identify how the parents were selected, including whether or not they were existing users of your product. Furthermore, clarify the specific type of service or product (e.g. the Owlet Smart Sock, another product, telehealth, etc.) parents indicated interest in purchasing when you state “parents...would pay $20 or more per month.”

Response to Comment 20:

The Company advises the Staff that page 171 of the Registration Statement has been revised in response to the Staff’s Comment 20 to remove reference to the survey.

Proprietary Data Advantage, page 165

21.	We note your disclosure that 1.5 million parents have downloaded your application. Please include the number of active users of your application as of a recent date.

Response to Comment 21:

The Company advises the Staff that page 171 of the Registration Statement has been revised in response to the Staff’s Comment 21.

Clinical Research Involving Our Products
Supraventricular Tachycardia Study, page 166

22.
We note your reference to the study of data collected from 100,949 infants wearing your Owlet Smart Sock device resulted in a “2.5% cumulative incidence” of tachyarrhythmia based off of “suspected episodes.” We also note your study of “[t]wo large, population-based studies previously estimated the prevalence of SVT in infants to be between 0.10% and 0.25%.” Please revise your disclosure to quantify the number of infants studied in these large population-based studies. In addition, we note your disclosure elsewhere that the “Owlet Smart Sock is not a medical device.” Please update your disclosure here to describe the medical monitoring device used in the large population studies and clarify that the data from The Journal of Pediatrics was generated from the Owlet Smart Sock, which is not currently a FDA approved device.

Response to Comment 22:

The Company advises the Staff that page 173 of the Registration Statement has been revised in response to the Staff’s Comment 22.

Intellectual Property, page 177

23.
We note that you plan to file the Kalay Service and License Agreement with ThroughTek Co. Ltd. as Exhibit 10.23. Please disclose the material terms of this agreement here instead of the Manufacturing section.

Response to Comment 23:

The Company advises the Staff that the summary of the material terms of the Kalay Service and License Agreement with ThroughTek Co. Ltd. has been moved to page 184 of the Registration Statement in response to the Staff’s Comment 23.

Intellectual Property, page 177

24.
We note your disclosure throughout this section that you have patents in certain foreign countries. In addition, we note your disclosure that you “plan to leverage [y]our connected ecosystem of offerings to acquire market share globally, with a heightened focus on Europe, Asia, and Latin America.” Please revise this section to specifically identify all material foreign jurisdictions where patents are granted or patent applications are pending and also include the patent expiration dates and expected expiration dates for pending patent applications for each material foreign jurisdiction.

Response to Comment 24:

The Company advises the Staff that pages 183 and 184 of the Registration Statement have been revised in response to the Staff’s Comment 24.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of
Owlet Critical Accounting Policies and Estimates, page 186

25.
Please revise to provide a more robust discussion of your critical accounting policies and estimates focusing on the assumptions and uncertainties that underlie your critical accounting estimates rather than largely duplicating the accounting policy disclosures in your financial statement footnotes. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were used. Please refer to SEC Release No. 34-48960.

Response to Comment 25:

The Company advises the Staff that a more complete discussion of Owlet’s critical accounting policies and estimates has been added beginning at page 195 of the Registration Statement in response to the Staff’s Comment 25.

Revenue Recognition, page 186

26.
We note that amounts allocated to the implied right to software services and the implied right to receive future unspecified application upgrades, added features, and bug fixes, are recognized on a straight-line basis over the estimated usage period of the underlying hardware product. Please expand your disclosures to provide additional insight regarding the estimated usage period used.

Response to Comment 26:

The Company advises the Staff that pages 196 and 197 of the Registration Statement have been revised in response to the Staff’s Comment 26.

Revenue Recognition, page 186

27.
Please help us better understand how you determined your performance obligations pursuant to 606-10-25-14. In regards to the implied right to software performance obligation, please better clarify what this right includes and how you determined this would represent a separate performance obligation. Please also better explain the nature of the embedded firmware and how this was determined to be essential to the functionality of the hardware.

Response to Comment 27:

The Company advises the Staff that pages 196 and 197 of the Registration Statement have been revised in response to the Staff’s Comment 27.

Embedded firmware is software integrated at the hardware level both digitally and mechanically. Owlet hardware products utilize embedded firmware to perform a multitude of specific tasks. Without that firmware, the products would not function properly because they could not perform a variety of tasks necessary for their base level operation.

Financial Statements of Owlet Baby Care Inc.
Note 1. Description of Organization and Summary of Significant Accounting Policies
Revenue Recognition, page F-39

28.	Please expand your revenue recognition disclosures to address the following:

•	provide disaggregated revenue disclosures pursuant to ASC 606-10-50-5. Please refer to the guidance in paragraphs 606-10-55-89 through 55-91;

•
provide disclosures related to your payment terms, including when payment typically is due, whether the consideration amount is variable, and whether the estimate of variable consideration is typically constrained in accordance with paragraphs 606-10-32-11 through 32-13. Refer to ASC 606-10-50-12(b);

•	provide the disclosures related to your remaining performance obligations pursuant to ASC 606-10-50-13 through 50-16; and

•	pursuant to ASC 606-10-50-20, please disclose the methods, inputs, and assumptions used for determining the transaction price and the amounts allocated to performance obligations.

Response to Comment 28:

The Company advises the Staff that pages F-29, F-30 and F-31 of the Registration Statement have been revised in response to the Staff’s Comment 28.

•	In reference to the disaggregation of revenue pursuant to ASC 606-10-55-89 through 55-91, Owlet has revised the disclosure related to revenue recognition. Revenue was already disaggregated by geography in the “Segment Information” at page F-26 of the Registration Statement to disclose the geographic disaggregation of revenue. The Company notes that services are not considered material for disclosure as they account for approximately 3% of all revenue for the year ended December 31, 2020. The Company has not identified any other categories of revenue necessary to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors at this time .

•
In reference to payment terms disclosure pursuant to ASC 606-10-32-11 through 32-13, Owlet has revised the “Arrangement with Multiple Performance Obligations” at page F-30 of the Registration Statement.

•	In reference to the remaining performance obligation pursuant to ASC 606-10-50-13 through 50-16, Owlet has revised the “Arrangement with Multiple Performance Obligations” at page F-30 of the Registration Statement. There are no material remaining performance obligations.

•	In reference to the methods, inputs, and assumptions used to determining the transaction price pursuant to ASC 606-10-50-20, Owlet has revised the “Arrangement with Multiple Performance Obligations” at page F-30 of the Registration Statement. The Company notes that products account for 97% of all revenue for the year ended December 31, 2020.

Financial Statements of Owlet Baby Care Inc.
Note 1. Description of Organization and Summary of Significant Accounting Policies
Revenue Recognition, page F-39

29.
We note that you capitalize incremental contract acquisition costs and subsequently amortize them over the expected benefit period unless the expected benefit period is less than 12 months for which you have elected to apply the practical expedient in ASC 606 to expense as incurred. If assets have been recognized related to these costs in accordance with paragraph 340-40-25-1, please provide the disclosures required by ASC 340-40-50-1 through 50-6.

Response to Comment 29:

The Company advises the Staff that page F-30 of the Registration Statement has been revised to add such additional disclosure in response to the Staff’s Comment 29. Capitalized incremental contract acquisition costs have not been material to date. However, if these costs become material, Owlet will provide the disclosures required by ASC 340-40-50-1 through 50-6.

General

30.
We note that your disclosure uses technical jargon. Please define or explain any technical terms the first time they are used such that they may be understood by potential investors who are unfamiliar with your products. For example only, please define terms such as, “full stack,”“RFQ process,” and “NRE quotes.”

Response to Comment 30:

The Company advises the Staff that pages 171, 172 and 174 of the Registration Statement have been revised in response to the Staff’s Comment 30.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7241 or Christopher D. Comeau at (617) 951-7809, each of Ropes & Gray LLP.

Very truly yours,

/s/ Emily J. Oldshue
Emily J. Oldshue

cc:	Ken Suslow, Sandbridge Acquisition Corporation Christopher D. Comeau, Ropes & Gray LLP